Exhibit 99.1

DIVIDEND DISTRIBUTION PROPOSAL

Maranello (Italy), February 24, 2023 - Ferrari N.V. (NYSE/EXM: RACE) (the “Company”) announced today that its Board of Directors intends to recommend to the Company’s shareholders a dividend distribution to the holders of common shares of Euro 1.810 per common share, implying an increase of 33% compared to the prior year and corresponding to a total distribution of approximately Euro 329 million.

The distribution will be subject to its approval by the Annual General Meeting of Shareholders which is scheduled to be held on April 14, 2023.

If shareholders approve the proposed dividend distribution, the ex-date is expected to be April 24, 2023, the record date April 25, 2023 on both EXM and NYSE and the payment date May 5, 20231.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The coupon number of the dividend is 8 (eight).

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977